Exhibit 21.1
INTEL CORPORATION
SUBSIDIARIES (All 100% Owned)

Subsidiaries of the Registrant	State or Other Jurisdiction of Incorporation

Componentes Intel de Costa Rica, S.A.	Costa Rica
Intel Americas, Inc.	Delaware, US
Intel Capital (Cayman) Corporation	Cayman Islands
Intel Copenhagen ApS	Denmark
Intel Corporation (UK) Ltd.	England and Wales
Intel Electronics Finance Limited	Cayman Islands
Intel Electronics Ltd.	Israel
Intel Europe, Inc.	California, US
Intel International	California, US
Intel Ireland Limited	Cayman Islands
Intel Israel (74) Limited	Israel
Intel Kabushiki Kaisha	Japan
Intel Malaysia Sdn. Berhad	Malaysia
Intel Massachusetts, Inc.	Delaware, US
Intel Overseas Funding Corporation	Cayman Islands
Intel Phils. Holding Corporation	California, US
Intel Products (M) Sdn. Bhd.	Malaysia
Intel Semiconductor Limited	Delaware, US
Intel Technology (US), LLC	California
Intel Technology Phils., Inc.	Philippines
Intel Technology Sdn. Berhad	Malaysia
Mission College Investments Ltd.	Cayman Islands